September 21, 2018

Todd C. Larson
Senior Executive Vice President and Chief Financial Officer
Reinsurance Group of America, Inc.
16600 Swingley Ridge Road
Chesterfield, MO 63017

       Re: Reinsurance Group of America, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-11848

Dear Mr. Larson:

        We have reviewed your September 4, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2018 letter.

Form 10-K for the fiscal year ended December 31, 2017

Notes to Consolidated Financial Statements
Note 16. Short Duration Contracts, page 148

1. Please refer to your September 4, 2018 response and address the following:
        Explain to us why you have to use the "approach" described in your response to our second bullet of our prior comment in order to estimate the break-out of claims incurred between the current and prior years for the segments not included in the 10 year tables. Also explain to us why you believe your "approach" results in a reasonable estimate of this break-out.
        As previously requested, please provide us a reconciliation of the long and short-
 Todd C. Larson
Reinsurance Group of America, Inc.
September 21, 2018
Page 2
             duration claims incurred balance per the three year roll forward tables to the claims and other policy benefits line item on the income statement for each of the years presented. Explain how each reconciling item is derived and/or where it comes from in your accounting records.

       You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 with any questions.



FirstName LastNameTodd C. Larson                             Sincerely,
Comapany NameReinsurance Group of America, Inc.
                                                             Division of
Corporation Finance
September 21, 2018 Page 2                                    Office of
Healthcare & Insurance
FirstName LastName